United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Exterran Holdings, Inc. formerly known as

Universal Compression Holdings, Inc.

(Name of Issuer)

Common Stock, No Par

(Title of Class of Securities)

913431102

(CUSIP Number)

2/27/2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913431102	Schedule 13G

(1)	Names of reporting persons: Snow Capital Management, L.P. I.R.S. Identification No. of Above Persons (Entities Only): 25-1894430
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Pennsylvania
Number of shares beneficially owned by each person reporting with	(5) Sole voting power: 1,374,534
(6) Shared voting power: none
(7) Sole dispositive power: 1,374,534
(8) Shared dispositive power: none
(9)	Aggregate amount beneficially owned by each reporting person: 1,374,534
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in Row (9): 4.35%
(12)	Type of reporting person (see instructions): IA

CUSIP No. 913431102	Schedule 13G

Item 1

(a)	Name of Issuer:

Exterran Holdings, Inc. formerly known as Universal Compression Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4440 Brittmoore Road

Houston, TX 77041

Item 2

(a)	Name of Person Filing:

Snow Capital Management, L.P.

(b)	Address of Principal Business Office or, if None, Residence:

2100 Georgetowne Drive, Suite 400

Sewickley, PA 15143

(c)	Citizenship:

Pennsylvania

(d)	Title of Class of Securities:

Common Stock, No Par

(e)	CUSIP Number:

913431102

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 913431102	Schedule 13G

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 1,374,534

(b)	Percent of class: 4.35%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,374,534

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,374,534

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of Class:

Yes – 4.35%; This Amendment was inadvertently not filed upon ownership of less than 5%. This corrective filing is to promptly disclose the accurate information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

CUSIP No. 913431102	Schedule 13G

Item 10	Certification:

(a)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2012
(Date)

/Richard A. Snow/
(Signature)

Richard A. Snow, President of
Snow Capital Management, Inc.,
General Partner of Snow Capital Management, L.P.
(Name/Title)